UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017079

NO ACT
P.E 1-10-03
1-922

March 10, 2003

William J. Mostyn III
Deputy General Counsel and Secretary
The Gillette Company
Prudential Tower Building
Boston, MA 02199-8004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2003

Re: The Gillette Company
Incoming letter dated January 10, 2003

Dear Mr. Mostyn:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to Gillette by the Sheet Metal Workers' National Pension Fund. We also have received a letter from the proponent dated February 11, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAR 2 6 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Matthew Benny Hernandez
Corporate Governance Advisor
Sheet Metal Workers' International Association
1750 New York Ave., N.W. – 6th Floor
Washington, DC 20006

CR

VIA EMAIL AND OVERNIGHT COURIER

January 10, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Gillette Company
Stockholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice that The Gillette Company, a Delaware corporation ("Gillette" or the "Company"), intends to omit from the proxy statement and form of proxy for the Company's 2003 annual meeting of stockholders (together, the "Proxy Materials") a proposal (the "Proposal") submitted to the Company by the Sheet Metal Workers' National Pension Fund (the "Proponent"). A copy of the Proposal and accompanying cover letter is attached hereto as Attachment A.

The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials for the reasons set forth in this letter. To the extent that the reasons supporting the proper omission of the Proposal set forth hereunder are based on matters of law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).

I. The Proposal

The Proposal states:

> "Resolved, that the shareholders of Gillette Company (the 'Company') request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have

value only to the extent that the Company's stock price performance exceeds the peer group performance level."

II. Reasons for Omission

The Company believes that it may omit the Proposal for each of the following reasons: (1) the Proposal, if implemented, would cause the Company to violate applicable law and therefore the Proposal may be excluded under Rule 14a-8(i)(2); (2) to the extent that the Proposal seeks for the Company to violate applicable law the Company lacks the power or authority to implement the Proposal; and (3) the Proposal contains misleading or inaccurate statements of material facts in violation of the proxy rules, and therefore the Proposal may be excluded under Rule 14a-8(i)(3). The reasons for our conclusions in these regards are more specifically described below.

A. The Company May Omit the Proposal Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Require the Company to Violate State Law, and as Such, Is Also Beyond the Power of the Company to Lawfully Implement and Therefore May Be Excluded Pursuant to Rule 14a-8(i)(6)

1. Implementation of the Proposal Would Violate State Law

Pursuant to Rule 14a-8(i)(2), a proposal may be omitted from a registrant's proxy statement if implementation of the proposal would require the registrant to violate any state law. The Proposal in this case may be excluded because implementation of the Proposal would require the Company to violate, in contravention of state law, an employment agreement (the "Employment Agreement") that it has entered into with its Chief Executive Officer.[1]

The Employment Agreement provides, among other things, that the Company is obligated, during the 2003 calendar year, to grant to the executive a specified number of options. Pursuant to the terms of the Employment Agreement, all of these options will have a fixed, and not indexed, strike price (specifically, the strike price will be equal to the fair market value of the options on the date of the grant). The Company has not yet made this 2003 grant to the executive, and does not expect to make the grant until after the annual meeting.

Under Delaware law, which governs the Employment Agreement, a breach of contract violates state law and monetary damages may be awarded. See, e.g., Bowers v. Columbia Gen. Corp., 336 F.Supp. 609 (D. Del. 1971); Kenyon v. Holdbrook Microfilming Serv., Inc., 155 F.2d 913 (2nd Cir. 1946). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," Williston on Contracts § 1290 (3rd ed. 1968), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure to do so, he is liable to the [other party] for the damages resulting therefrom", Wills v. Shockley, 157 A.2d 252, 253 (Del.Super.Ct. 1960). Where an employee is engaged to perform a certain job for a certain term, the employer is contractually bound to make such employment available and to adhere to the

[1] The Employment Agreement is summarized in detail in the Company's 2002 proxy materials and it is publicly available as an exhibit to the Company's 10-K.

terms of the employment contract. It is well established that "the compensation of an employee is ordinarily one of the terms of the employment contract. When an executive has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment." Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989).

In this case, the Proposal requests the adoption of an unequivocal policy "that all future stock option grants to senior executives shall be performance-based." (emphasis supplied) As the Chief Executive Officer is a senior executive, the implementation of such a policy, however, would cause the Company to violate its obligations under the Employment Agreement, which does not give the Company the power unilaterally to change its terms so as to reduce or revoke the benefits granted thereunder (such as by refusing to make the 2003 grant of options with a fixed strike price). Accordingly, any such unilateral action by the Company would constitute a breach of the Employment Agreement and therefore a violation by the Company of Delaware law.

The Staff has concurred on numerous occasions that shareholder proposals that would cause a company to breach outstanding agreements, such as employment contracts or option agreements could be excluded from the company's proxy materials on the grounds that such proposals would cause the company to violate state law. See, e.g., Sensar Corp. (May 14, 2001) (permitting exclusion of proposal that would cause company to violate option agreements); International Business Machines Corp. (Feb. 27, 2000) (permitting exclusion of proposal that would cause company to violate chief executive's employment contract); OGE Energy Corp. (Mar. 4, 1999) (permitting exclusion of proposal that would cause company to breach employment agreements with executive officers); General Electric Co. (Jan. 28, 1997) (same).

Because implementation of the Proposal would cause the Company to breach the terms of the Employment Agreement, in violation of applicable law, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

2. *The Company Lacks the Power or Authority to Implement the Proposal*

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(6). In BankAmerica Corp. (Feb. 24, 1999), which involved a proposal that, if implemented, would cause the company to violate employment agreements with its officers, the Staff concluded: "[t]here appears to be some basis for your view that BankAmerica may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause BankAmerica to breach its existing employment agreements or other contractual obligations." See also NetCurrents, Inc. (June 1, 2001) (finding that proposal that would cause company to violate contractual provisions could be excluded pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6); Whitman Corp. (Feb. 15, 2000) (same).

As noted above, if implemented, the Proposal would result in a breach by the Company of its obligations under the Employment Agreement, in violation of state law. The directors do not have the power or authority to undertake unlawful actions. Because the Company would lack the power or authority to implement the Proposal lawfully, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Proxy Rules

A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As we will demonstrate with specific examples in the paragraphs that follow, the Proposal contains statements that are either false and misleading, or are unsupported assertions of fact. For ease of reference, the Company's discussion of examples of the various unsupported and/or inaccurate statements in the Proposal follows the order in which such statements are made in the Proposal.

The following sentences in the first paragraph of the supporting statement are uncorroborated opinions presented as facts:

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."
- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."
- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary performance."

Each of these three statements may lead shareholders to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation technique in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations, or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such allegedly "abundant" clarity.

In Hewlett-Packard Co. (Dec. 27, 2002), the Staff considered a proposal essentially identical to the Proposal in this case, which included each of the above three sentences from the supporting statement. In that case the registrant raised similar arguments and with respect to each sentence the Staff awarded some relief, requiring the proponent to provide factual support for the first sentence and requiring the second and third sentences to be recast as opinions.

The first sentence of the second paragraph of the supporting statement states, "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other types of market indices, interest rates, or the consumer price index, to name a few examples.

The Staff agreed that this statement was misleading when it granted no-action relief in the context of a substantially identical shareholder proposal making an identical assertion. See Halliburton Co. (Jan. 31, 2001) (concluding that this "portion of the supporting statement may be materially false or misleading under rule 14a-9" as it failed to clarify that it was "referring only to one type of 'indexed stock options.'")

At the end of the supporting statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority, or support of any kind:

> "In response to strong negative public and shareholder reaction to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution."

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation has been provided for this statement that would allow the Company or its shareholders to evaluate its validity. The Proponent cites no support for the supposed presence of a "strong negative public and shareholder reaction." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives," or even which "executives" the Proponent refers to. To the extent that the sentence seems to imply that the supposed negative reactions are to financial rewards provided to the registrant, the Proponent has offered no facts to support this assertion. There is no indication as to what "shareholder organizations," "executive compensation experts," and "companies" the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence indicated by the proponent that the number of supporters of this type of proposal is "growing," or that anyone supports the specific methodology "advocated by this reform." These vague and unsubstantiated references are misleading because they may improperly induce shareholders into supporting the proposal by making them believe that the same shareholder proposal is widely supported by a growing number of shareholder organizations, experts and companies, when in fact the Proposal provides no factual support for its claims.

The proposal in Hewlett-Packard also contained the above sentence in its supporting statement, and in that case the registrant raised a similar argument. The Staff again awarded some relief, requiring the proponent to specifically identify the entities referenced in the sentence and "to provide factual support in the form of a citation to a specific source."

The Company believes, at a minimum, that the Proponent should be required to correct the deficiencies described above. The Company would appreciate an opportunity to check and, if appropriate, challenge the remainder of the currently unsubstantiated claims in the Proposal.

III. Conclusion

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials for the reasons set forth above. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Proposal.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed pre-addressed and pre-paid return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (617) 421-7882 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ William J. Mostyn III

William J. Mostyn III
Deputy General Counsel and Secretary

Attachments

cc: Mr. Matthew Benny Hernandez (via overnight courier)
Corporate Governance Advisor
Sheet Metal Workers' Pension Fund
1750 New York Ave., N.W. – 6th Floor
Washington D.C. 20006
Alexandria, VA

Mr. Craig Rosenberg (via overnight courier)
Proxy Vote Plus
Two Northfield Plaza
Northfield, IL 60093

Attachment A
The Proposal and Accompanying Cover Letter

[Letterhead]

[SENT via FACSIMILE to (617) 421-7123 and via UPS]

December 2, 2002

William J. Mostyn, III
Deputy General Counsel and Secretary
Gillette Company
Prudential Tower Bldg., Suite 4800
Boston, MA 02199

Re: Shareholder Proposal

Dear Mr. Mostyn:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Gillette Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to performance-based stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 25,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote executive compensation policies that reward superior performance as measured versus the Company's peer group.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (202) 662-0825. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' International Association, 1750 New York Ave., N.W. – 6th Floor, Washington D.C. 20006. Copies should also be forwarded to Mr. Craig Rosenberg, Proxy Vote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

/s/ Matthew Benny Hernandez

Matthew Benny Hernandez
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Indexed Options Proposal

Resolved, that the shareholders of Gillette Company (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better than that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

SHEET METAL WORKERS' NATIONAL PENSION FUND

February 11, 2003

RECEIVED
2003 FEB 12 PM 3:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Gillette Company and the Sheet Metal Workers' National Pension Fund's Shareholder Proposal

Dear Ladies and Gentlemen:

This letter is in response to the request by The Gillette Company ("Company") that the Staff of the Division of Corporation Finance ("Staff") concur in the Company's opinion that the shareholder proposal ("Proposal") submitted by the Sheet Metal Workers' National Pension Fund ("Fund") may be omitted from the Company's proxy statement on the following grounds:

1. Rule 14a-8(i)(2): Implementation of the Proposal Would Require the Company to Violate State Law;
2. Rule 14a-8(i)(3): The Proposal Violates the Proxy Rules[1];
3. Rule 14a-8(i)(6) The Proposal is Beyond the Power of the Company to Implement.

For the reasons discussed below, we respectfully submit that the Fund's shareholder proposal is appropriate for consideration by the Company's shareholders and the Staff should advise the Company that it be included in the Company's 2003 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter. A copy of this letter is being mailed on this date to the Company.

Implementation of the Proposal Would Not Require the Company to Violate State Law and, Therefore, the Proposal May Not Be Excluded Pursuant to Either Rule 14a-8(i)(2) or 14a-8(i)(6).

[1] To the extent that the Staff concurs that the Proposal contains false or misleading statements, the appropriate remedy is that the Fund be advised to revise the Proposal, not that the Proposal be omitted.

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 739-7856

The essence of the Company's justification for seeking no-action relief is that implementation of the Proposal would require the company to violate an employment agreement with its Chief Executive Officer, in contravention of state law. The Company also contends that this renders the Proposal beyond its power to lawfully implement. The Proposal provides as follows:

> Resolved, that the shareholders of Gillette Company (the 'Company') request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

The Company's request for no-action relief should fail for several reasons. First, the Proposal is precatory in nature so the Company is "required" to do nothing. Rather, the Proposal is a request that the Board of Directors adopt an executive compensation policy. Thus, if this precatory proposal receives a majority of votes cast then the Company will be informed that a significant percentage of the Company's shareholders wish it to establish an executive compensation policy that future stock option grants to senior-executives should be performance-based.

In the discharge of its fiduciary duties, Gillette's Board of Directors may choose to establish such a policy; it may choose to establish a policy that exempts existing contractual option commitments; or it may choose to ignore shareholders' wishes. If it chooses to honor shareholders' wishes, which the Fund believes it should, then the Board we assume will study the issue and create and adopt an executive compensation policy that includes a provision that future stock options grants to senior executives must be performance-based. It would not be inconsistent with the Proposal for such a policy to exempt current contractual commitments. Obviously, in fashioning such a policy, the Board must be mindful of its legal obligations and certainly has the power to tailor its executive compensation policy to meet them.

For these reasons, we respectfully submit that the Company's request for no-action relief be denied.

Sincerely,

Matthew Benny Hernandez /[illegible]

Matthew Benny Hernandez
Corporate Governance Advisor

Cc: Mr. William J. Mostyn III, Deputy General Counsel and Secretary
Mr. Craig Rosenberg

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gillette Company
Incoming letter dated January 10, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Gillette may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Gillette to breach an existing compensation agreement. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Gillette with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Gillette omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Gillette may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . primary competitors" to indicate that the statement is referring to only one type of "indexed stock options"; and
- specifically identify the entities referenced in the sentences that begin "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Gillette with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Gillette omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor